

02006340

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40791



SEC MAIL PROCESSING
RECEIVED
MAY 15 2002
WASH. D.C.
165
SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/1/2001 (MM/DD/YY) AND ENDING 3/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BrokerWest

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2409 Abbot Kinney Blvd

(No. and Street)

Venice CA 90291

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven J Duben, CPA (818) 788-7044

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Duben, Steven J.

(Name — *if individual, state last, first, middle name*)

16055 Ventura Blvd #1212 Encino CA 91436

(Address) (City) (State) (Zip Code)

PROCESSED
MAY 22 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ira Bershatsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BrokerWest, as of March 31, 2002, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public


ALEX S. CHENG
Commission # 1194764
Notary Public - California
Los Angeles County
My Comm. Expires Sep 25, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKERWEST

FINANCIAL STATEMENTS

MARCH 31, 2001 and 2002

BROKERWEST, INC.
FINANCIAL STATEMENTS
TABLE OF CONTENTS



Duben & Natividad
Your partners on the road to success

16055 VENTURA BLVD., SUITE 1212, ENCINO, CA 91436 • (818) 788-7044 • FAX (818) 788-0811

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
BrokerWest

We have audited the accompanying balance sheet of BROKERWEST as of March 31, 2001 and 2002, and the related statements of income, retained earnings, net capital computation and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BROKERWEST as of March 31, 2001 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Steven J. Duben
Certified Public Accountant
Duben & Natividad, CPAs

Encino, California

April 23, 2002



Duben &
Natividad
Your partners
on the road to success

16055 VENTURA BLVD., SUITE 1212, ENCINO, CA 91436 • (818) 788-7044 • FAX (818) 788-0811

Ira Bershatsky, President
BrokerWest
2409 Abbot Kinney Blvd
Venice CA 90291

To The Board of Directors,

We have examined the Financial Statements of BrokerWest for the year ended March 31, 2002 and have issued our report thereon dated April 23, 2002. As part of our examination, we made a study and evaluation of the company's system of internal control to the extent we considered necessary for auditing standards. The purpose of our study and evaluation which included obtaining and understanding of the accounting system, was to determine the nature, timing, and the extent of the auditing procedures necessary for expressing an opinion on the Financial Statements.

Also, as required by the rule 17a-5(g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by BrokerWest that we considered relevant to the objectives stated in rule 17a-5(g) (1), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and control procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of Financial Statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures of the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate to March 31, 2002, to meet the commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and should not be used for any other purpose.



Steven J. Duben
Certified Public Accountant
Duben & Natividad, CPAs

Encino, California

April 23, 2002

BROKERWEST
COMPARATIVE BALANCE SHEET
MARCH 31, 2001 AND 2002

ASSETS

	2001	2002
CURRENT ASSETS		
Cash	$ 10,006	$ 8,729
Prepaid Expenses - Note 3	1,502	---
Total Current Assets	11,508	8,729
PROPERTY AND EQUIPMENT - Note 1		
Office Equipment	17,190	17,190
Less Accumulated Depreciation	(16,735)	(16,939)
	455	251
OTHER ASSETS		
Deposit - Rent	891	891
Total Assets	$ 12,854	$ 9,871

SEE ACCOMPANYING NOTES AND AUDITORS REPORT

BROKERWEST
COMPARATIVE BALANCE SHEET
MARCH 31, 2001 AND 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2002
CURRENT LIABILITIES		
Accounts Payable - Trade	$ 2,001	$ 913
Total Current Liabilities	2,001	913
STOCKHOLDERS' EQUITY		
Common Stock, 20,000 Shares Authorized, (14,400 shares issued no par value - stated value $10)	144,000	144,000
Additional Paid In Capital	23,232	36,267
Retained Earnings	(156,379)	(171,309)
Total Stockholders' Equity	10,853	8,958
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 12,854	$ 9,871

SEE ACCOMPANYING NOTES AND AUDITORS REPORT

BROKERWEST
STATEMENTS OF RETAINED EARNINGS
FOR THE FISCAL YEAR ENDED MARCH 31, 2002

Balance - April 1, 2001	$(156,379)
Add: Net Loss	(14,331)
Prior Period Adjustment	(599)
Balance - March 31, 2002	$(171,309)

SEE ACCOMPANYING NOTES AND AUDITORS REPORT

BROKERWEST
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE FISCAL YEAR ENDED MARCH 31, 2002

	Common Stock	Additional Paid In Capital	Retained Earnings	Total
Balance March 31, 2001	$144,000	$ 23,232	$(156,379)	$ 10,853
Changes:				
Contribution of Capital		(13,035)		(13,035)
Prior Period Adjustment			(599)	(599)
Net Loss for Year			(14,331)	(14,331)
Balance March 31, 2002	$144,000	$ 36,267	$(171,309)	$ 8,958

SEE ACCOMPANYING NOTES AND AUDITORS REPORT

BROKERWEST
COMPARATIVE STATEMENT OF INCOME
FOR THE FISCAL YEARS ENDED MARCH 31, 2001 and 2002

	March 31, 2001	March 31, 2002
Commission & Consulting Income	$ 38,484	$ 13,938
Net Commission Income	38,484	13,938
Administrative Expenses	34,541	27,469
Income (Loss) Before Taxes	3,943	(13,531)
Provision For Income Taxes	800	800
Net Income (Loss)	$ 3,143	$(14,331)
Gain (Loss) per Share	$ 0.23	$(.995)

SEE ACCOMPANYING NOTES AND AUDITORS REPORT

BROKERWEST
ADMINISTRATIVE EXPENSES
FOR THE FISCAL YEARS ENDED MARCH 31, 2001 and 2002

	2001	2002
Auto	$ 47	$ ---
Bank Charges	543	515
Telephone and Communication	4,575	4,155
Equipment Rental	---	19
Depreciation	327	204
Contributions	362	455
Dues and Subscriptions	2,233	2,055
Continuing Education	1,500	200
Employee Benefits	932	---
Entertainment and Promotion	1,551	---
Insurance - General	593	1,202
Insurance - Group	3,286	1,659
Interest Expense	40	---
Legal and Accounting	3,190	2,051
Consulting	1,163	3,111
Office Supplies	4,095	2,485
Rent and Parking	6,902	7,314
Messenger & Delivery	217	141
Miscellaneous	---	1,335
Taxes and Licenses	543	468
Trade Shows	376	100
Travel	2,043	---
Utilities	23	---
Total	$ 34,541	27,469

SEE ACCOMPANYING NOTES AND AUDITORS REPORT

BROKERWEST
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED MARCH 31, 2002

Net Cash Flow From Operating Activities			
Net Loss		$(14,331)	
Adjustments for differences between income and cash flows from:			
Add:	Depreciation Expense	204	
	Decrease in Prepaids	1,502	
Less:	Prior Period Adjustment	(599)	
	Decrease in Accounts Payable	(1,088)	
Net Cash Used By Operating Activities			$(14,312)
Contribution to Additional Paid in Capital			(13,035)
Net Decrease in Cash			(1,277)
Cash, April 1, 2001			10,006
Cash, March 31, 2002			$ 8,729

SEE ACCOMPANYING NOTES AND AUDITORS REPORT

BROKERWEST
COMPUTATION OF NET CAPITAL
MARCH 31, 2002

Stockholders' Equity per Focus Report	$ 9,859
Less Prior Period Adjustment not Recorded on Focus Report	(901)
Adjusted Total Stockholders' Equity	$ 8,958
Net Capital - March 31, 2002	$ 8,958

SEE ACCOMPANYING NOTES AND AUDITORS REPORT

BROKERWEST
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2002

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

The company reports income on the accrual basis for both tax and book purposes.

Property and Equipment are recorded at cost and depreciated using the MACRS method over the estimated useful life of the asset.

NOTE 2 – LEASES

The company leases from shareholder its facilities in Venice, CA on a month to month basis at $600.00 per month. The company has no lease commitments exceeding one year.

NOTE 3 – PROFIT SHARING PLAN

The company created a Profit Sharing Plan in 1993. No contributions were made for 2001 or 2002.